Filed by Peoples Energy Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company:  Peoples Energy Corporation

Commission File No. 1-5540

This filing consists of the Investor Power Point Presentation distributed by Peoples Energy Corporation through External Internet on July 10, 2006.

1

Creating a Midwest Energy Leader

July 10, 2006

WPS

Larry L. Weyers
Chairman, President and Chief Executive Officer of WPS Resources

Thomas M. Patrick
Chairman, President and Chief Executive Officer of Peoples Energy

Forward-Looking Statements. This press release contains forward-looking statements within the meaning of Section 21E of the Securities
Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as “anticipate,” “expect,” “intend,” “may,” “could,” “project,” “believe” and other similar words. Forward-looking statements are beyond the ability of WPS Resources Corporation and Peoples Energy Corporation  to control and, in many cases, neither WPS
Resources Corporation nor Peoples Energy Corporation can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources Corporation’s and Peoples Energy Corporation ’s periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements.  All forward-looking statements included in this press release are based upon information presently available, and neither WPS Resources Corporation nor Peoples Energy Corporation  assume any obligation to update any forward-looking statements.

Additional Information. This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples
Energy Corporation.  WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange
Commission (the “SEC”) in connection with the proposed transaction.  The registration statement will include a joint proxy statement of WPS
Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation.  Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about
WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction.  A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction.  The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents (when they are available) can also be obtained free of charge from WPS Resources
Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box
19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to
Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4000.

Participants in the Proposed Transaction. WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC.  Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual
Meeting of Shareholders filed with the SEC on April 7, 2006.  Information about the directors and executive officers of Peoples Energy
Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Disclaimer

I.

Transaction highlights

II.

Benefits to stakeholders

III.

Financial highlights

IV.

Execution plan

V.

Summary conclusions

VI.

Q&A

VII.

Appendices

Agenda

I.

Transaction highlights

WPS

Creates a larger, stronger, and more diversified regulated utility business in the Midwest

Majority of earnings continue to be from low-risk utility operations

Regulated businesses have good operational fit

Greater market and regulatory diversity

Combined company will be better positioned to serve its regulated customers

Shared focus on operational excellence and constructive regulatory approach

Grow rate base through capital investment

Complementary and growing non-regulated energy marketing businesses

Continued focus on rigorous asset management strategy

Financially attractive for shareholders of both companies

Earnings accretive to current WPS Resources shareholders in 2008

Tangible synergies

Attractive dividend – After close, expected 16.8% increase to current WPS Resources shareholders, based on current dividend; maintains about the same dividend income stream to Peoples Energy shareholders

Strong balance sheet and credit profile

Financial profile supports ongoing strategic initiatives and growth

Larger equity market capitalization with increased market liquidity

A compelling strategic and financial combination

Ideal partners in a consolidating industry

Note: Customer data as of 12/31/05; balance sheet data as of 3/31/06; volume and adjusted EBITDA for the twelve months ended 3/31/06; WPS Resources natural gas customers pro forma for acquisition of MERC (closed 7/1/06)

1 Share price as of 07/05/06 and shares outstanding as of 3/31/06; WPS Resources includes 2.7 million shares from exercise of equity forward

2 Reported EBITDA, adjusted for gain on decommissioning trust, gain on sale of emission allowances and impairment loss

3 Reported EBITDA, adjusted for gas charge settlement

4 Regulated split based on data for twelve months ending 3/31/06

Creates an energy leader in the Midwest

Combined

Regulated natural gas customers

668,540

969,068

1,637,608

Regulated electric customers

476,782

—

476,782

Regulatory jurisdictions

WI, MI, MN

IL

WI, MI, MN, IL

Non

-

regulated natural gas volumes

(Bcf)

5

90

102

69

2

Non

-

regulated electric volumes

(GWh)

8,436

1,550

9,986

Total assets

($bn)

$5

.

4

$3

.

8

$9.

2

Current market capitalization ($bn)

1

2.

2

1

.4

3.6

Current enterprise value

($bn)

1

3.7

2

.4

6.1

Adjusted EBITDA

($mm)

38

4

2

29

1

3

675

Regulated

adjusted

EBITDA as a % of total

4

59

%

61

%

60

%

Key transaction terms and highlights

Consideration

Stock -

for

-

stock transaction

Peoples Energy shareholders will receive .825 shares of WPS Resources for each Peoples Energy share

Implied premium of 14.2% based on 20-trading day average closing prices for Peoples Energy ending

July 5, 2006

Implied premium of 15% based on July 5, 2006 closing price

Ownership

WPS Resources shareholders — approximately 57.6%

Peoples Energy shareholders — approximately 42.4%

Management

Larry L. Weyers — President and Chief Executive Officer

Board of Directors

James R. Boris — Non-executive Chairman of the Board

16 Board members

9

nominated by WPS Resources

7

nominated by Peoples Energy

Executive committee to be comprised of Larry Weyers, Robert Gallagher, James Boris and Keith Bailey

Name

To be determined prior to mailing of the joint proxy statement

Key locations

Corporate headquarters — Chicago, IL

WPSC — Green Bay, WI

Peoples Gas and North Shore Gas — Chicago, IL

MGU — Monroe, MI

MERC — Rosemont, MN

UPPCO — Houghton, MI

Non-regulated energy marketing businesses

—

Green Bay, WI

Dividend

After closing, quarterly dividend expected to be $0.66 per share

Expected closing

Q1 2007

II. Benefits to stakeholders

WPS

Larger and more diversified regulated operations in the Midwest

Four adjacent state jurisdictions with market and regulatory diversity

Constructive and proactive regulatory dialogue

Significant capital investment opportunities in regulated operations

Weston 4 completion

Accelerated infrastructure improvement capital expenditures in Illinois

Regulated earnings growth vehicle in ATC

Complementary non-regulated energy marketing platform

Larger and more diversified presence

Continued growth within a robust risk management framework

Continued implementation of rigorous asset management strategy

Recently announced divestitures by both companies (Sunbury, Peoples Energy power generation, Guardian pipeline)

Non-core assets will be evaluated

Realization of synergies

Approximately $80 million of annual synergies to be achieved over time at a one-time cost of approximately $200 million

Positioned to deliver significant value

Demonstrated commitment to customer service

WPS Resources

J. D. Power and Associates

2005 Electric And Natural Gas Customer Satisfaction Study:

Wisconsin Public Service 4th among 19 Midwest electric utilities

Wisconsin Public Service 5th among 20 Midwest natural gas utilities

Wisconsin Public Service ranked as an “All Time Best Residential Electric Performer”

MastioGale

2005 Customer Satisfaction Survey:

WPS Energy Services 4th among 38 utilities in overall customer satisfaction

Consistent Top Ten performer annually since 1999 in customer satisfaction

Fortune’s 2006 “Most Admired Company” in the energy industry

Forbes’ 2006 “Best Managed Utility Company in America”

Peoples Energy: 150-year tradition of service excellence and innovation

Will emphasize strong employee relations

More opportunity for employees across different industry segments, broader service area

Maintains civic, community and philanthropic presence of both companies

Benefits employees and public stakeholders

Creates a larger, stronger, and more diversified regulated
utility business

Pro forma regulated service territory

Highlights

Stable organic earnings growth

Attractive service territories

Generation and distribution focused capital
investment program

Shared core values across organization

Constructive regulatory approach

Synergy potential

Opportunities to create value through
sharing of best practices

Direct cost savings through elimination of
redundant and overlapping functions

Balance sheet strength

Peoples Energy service territory

WPS Resources service territory

10

WPS Resources

Peoples Energy

Electric customers

476,782

0

Natural g as customers

668,540

969,068

Current authorized

ROEs

WPSC:

11.0

%

UPPCO:

10.75

%

M

G

U

:

11.4

%

M

ER

C

:

11.7

1

%

Peoples

G

as

:

11.1

%

NSG:

11.3

%

Regulated jurisdictions

WI, MN, MI

IL

Customer spl

it

(R

es

/C

&

I

)

90% / 10%

94% / 6%

Combines complementary and successful non-regulated
energy marketing businesses

WPS Resources

Pro forma energy marketing operations

Peoples Energy

Ontario

Quebec

Highlights

Complementary wholesale
and retail energy marketing
businesses

Identified strategic growth
opportunities

Retail and wholesale
customer focus

Growth in new territories

Disciplined approach to risk
management

Leverages expertise,
reputation and assets

Expanded geographic reach

Stronger Illinois presence
when electric market opens in
2007

1 For the twelve months ended 3/31/06

2 As of 3/31/06

11

Statistic

WPS

Resources

Peoples

Energy

Pro

forma

Bcf delivered1

590

1

02

692

GWh delivered1

8,436

1,

550

9,

986

Power generation capacity (MW)2

825

NA

825

Peoples Energy Oil &
Gas Production

Geographic overview of Peoples Energy Oil & Gas operations

Highlights

Significant proven and probable
reserves, with large inventory of
drilling opportunities

Lower risk business model

Onshore, domestic reserves,
primarily natural gas

Acquire and exploit strategy
– minimal exploratory drilling

Active management vs.
passive investment

Talented organization, with full
array of analytical and operating
expertise

Upside from high natural gas
prices as legacy hedges roll off

Peoples Energy Oil & Gas Production business

Ontario

Quebec

1 For the twelve months ended 3/31/06

2 As of 3/31/06

12

Statistic

Peoples Energy

Production (Bcfe)

1

24.7

Pro forma reserves (Bcfe)

—

proven

2

236

Locations

TX, LA, NM, AR, OK, ND

III. Financial highlights

WPS

Terms attractive to both companies’ shareholders

Earnings predominantly from regulated utility operations

Synergies from non-regulated and regulated sources

Transaction will be accretive to shareholders in calendar year 2008

Strong and sustainable dividend

Commitment to credit quality and balance sheet strength

Pro forma company will remain committed to strong investment grade credit ratings

Combined balance sheet and financial profile suited to support ongoing strategic initiatives

Key financial highlights

Business mix weighted toward regulated utility earnings

32% Regulated natural
gas

LTM 3/31/06 pro forma combined EBITDA

28% Regulated
electric

40% Non-regulated
energy marketing, Oil &
Gas, Other

Synergy potential

Estimated annual synergies

Highlights

18% IT

39% Staffing

23% Corporate
and
administrative
programs

6%
Procurement
chain

4% Natural gas
supply

10% Non-regulated

Estimated annual steady-state synergies
of approximately $80 million

Opportunity for savings from corporate
overhead and redundancies

Corporate staff

IT integration

Administrative and public company costs

Facilities and other

Aggressive timeline for implementation and
execution

Transition teams focused

Deliver operational excellence

In addition, combined company will continue
to work towards longer-term implementation
of best practices

Costs to achieve expected to be
approximately $200 million

IT integration and upgrades

Severance and relocation

Other fees and expenses

Analysis prepared with assistance from
Booz Allen Hamilton

Shareholder value through attractive and sustainable
dividend policy

The combined company intends to establish a quarterly dividend of $0.66 per share

Expected dividend increase of 16.8% for current WPS Resources shareholders, based on dividend rate in effect on July 10, 2006

Peoples Energy shareholders’ dividend income stream is expected to be maintained at about the same level

Focus on dividend growth suitable for maintaining strong credit ratings

Target payout ratio in-line with industry peers

Targeted average annual payout ratio range of 60%—65%

IV. Execution plan

WPS

Anticipated transaction timeline

July 2006

Q3 2006

Q4 2006

Q1 2007

Announce
transaction

Regulatory
filings

File joint proxy
statement

Develop transition implementation plan

Work to secure regulatory approvals
(FERC, ICC, HSR, SEC)

W & P
S/H meetings

Receive regulatory
approvals

Close transaction

Early August 2006 — File for regulatory approval in Illinois

Seek expedited review

Filing of Peoples Gas and North Shore Gas general rate cases

Ongoing WPS Resources general rate case

Filed March 31, 2006

September 2006 hearings

Anticipated decision in December 2006

New rates expected to be effective January 1, 2007

Key regulatory milestones

V. Summary conclusions

WPS

A leading regional energy company that will …

The combination of WPS Resources and Peoples Energy creates value for all shareholders

22

…continue focus on customer service excellence

…continue to build and enhance core regulated utility business

…take advantage of opportunities in its non-regulated energy marketing business

…continue implementation of asset management strategy

…maintain strong credit quality

…continue to create long-term shareholder value

VI. Questions & Answers

WPS

VII. Appendices

WPS

WPS Resources:
Reconciliation of adjusted EBITDA to EBITDA

Year Ended

12/31/2005

Quarter Ended

3/31/2006

Quarter Ended

3/31/2005

LTM

3/31/06

Operating income

$190.5

$

97.7

$

92.9

$195.3

Miscellaneous income

and minority interest

90.7

9.7

8.7

91.7

D&A

142.8

24.1

29.2

137.7

EBITDA

$4

24.0

$13

1.5

$1

30

.8

$4

2

4.7

Adjustments

Depreciation offsetting Gain on

Decommissioning Trust

($35.0)

$

—

$

—

($35.0)

Gain on Sale of Emission Allowances

(87.1)

0.3

(

0.9

)

(

85.9

)

Impairment Loss

80.6

—

—

80.6

Adjusted EBITDA

$382.5

$131.

8

$1

29

.9

$38

4

.4

WPS Resources:
Reconciliation of adjusted EBITDA by segment to
EBITDA

26

$190.5

$66.3

$48.1

$208.7

Adjusted EBITDA

(35.0)

—

—

(35.0)

Decommissioning Trust

Depreciation offsetting Gain on

$225.5

$66.3

$48.1

$243.7

EBITDA

1.9

0.5

0.4

2.0

Dividend

Preferred

107.7

22.1

16.4

113.4

issioning

Depreciation Decomm

27.7

6.8

7.4

27.1

Interest Expense

32.0

13.4

8.4

37.0

Provision for Income Taxes

$56.2

$23.5

$15.5

$64.2

Net Income

Electric Utility

LTM 3/31/06

3/31/2005

Quarter Ended

3/31/2006

Quarter Ended

12/31/2005

Year Ended

Year Ended

12/31/2005

Quarter Ended

3/31/2006

Quarter Ended

3/31/2005

LTM

3/31/06

Gas Utility

Net Income

$13.2

$6.7

$14.0

$5.9

Provision for Income Taxes

7.3

4.1

8.4

3.0

Interest Expense

8.7

2.4

2.0

9.1

Depreciation Decommissioning

17.4

4.6

4.2

17.8

Preferred

Dividend

1.1

0.4

0.3

1.2

EBITDA

$47.7

$18.2

$28.9

$37.0

Adjustments

—

—

—

—

Adjusted EBITDA

$47.7

$18.2

$28.9

$37.0

WPS Resources:
Reconciliation of adjusted EBITDA by segment to
EBITDA (cont’d)

27

9.6

$12

29.7

$

9

$58.

$100.4

Adjusted EBITDA

80.6

—

—

80.6

Impairment Loss

)

5.9

(8

)

0.9

(

0.3

(87.1)

Gain on Sale of Emission Allowances

4.9

$13

$30.6

$58.6

6.9

$10

EBITDA

11.7

3.0

3.0

11.7

preciation Decommissioning

De

14.8

2.3

2.3

14.8

Interest Expense

23.8

(2.9)

16.2

4.7

Provision for Income Taxes

1.6

—

—

1.6

Net of Tax

Cumulative Change in Accounting Principle,

$83.0

$28.2

$37.1

$74.1

Net Income

ESI

3/31/06

LTM

3/31/2005

Quarter Ended

3/31/2006

Quarter Ended

12/31/2005

Year Ended

       Year Ended

       12/31/2005

          Quarter Ended

       3/31/2006

          Quarter Ended

       3/31/2005

      LTM

       3/31/06

Other and Reconciling Eliminations

Net Income

$5.9

$0.8

$0.2

$6.5

Provision for Income Taxes

(2.3)

(0.4)

(0.2)

(2.5)

Interest Expense

21.8

6.1

5.1

22.8

Depreciation Decommissioning

0.3

0.1

(0.1

)

0.5

EBITDA

$25.7

$6.6

$5.0

$27.3

Adjustments

—

—

—

—

Adjusted EBITDA

$25.7

$6.6

$5.0

$27.3

WPS Resources:
Reconciliation of adjusted EBITDA by segment to
EBITDA (cont’d)

28

Year Ended

12/31/2005

Quarter Ended

3/31/2006

Quarter Ended

3/31/2005

LTM

3/31/06

Adjusted EBITDA

Electric Utility

$

243.7

$48.1

$66.3

$

225.5

Gas Utility

47.7

18.2

28.9

37.0

ESI

10

6.9

58.6

30.6

1

3

4.9

Other and Reconciling Eliminations

25.7

6.6

5.0

27.3

Total consolidated EBITDA

$4

24.

0

$131.5

$130.8

$

42

4.7

Adjustments

(

41.5

)

0.3

(0.9)

(

40.3

)

Adjusted EBITDA

$

382.5

$

131.

8

$

1

29.9

$384.4

Peoples Energy:
Reconciliation of adjusted EBITDA to EBITDA

Year Ended

9

/3

0

/2005

Six Months

Ended

3/3

1

/2006

Six Months

Ended

3/3

1

/2005

LTM

3/3

1

/06

Consolidated Operating Income

$       168.1

$                 36.9

$              135.9

$            69.1

     Discontinued Operations Income Before

   Income Taxes

—

                  (2.6)

                  1.3

              (3.9)

     Other Income and Expense

            5.3

                   2.7

                  1.9

              6.1

     D&A

        11.09

                 58.5

                59.3

             110.1

EBITDA

$       284.3

$                 95.5

$              198.4

$          181.4

Adjustments

     Settlement Charge

$           2.2

$               107.3

$                   —

$          109.5

Adjusted EBITDA

$       286.5

$               202.8

$              198.4

$          290.9

Peoples Energy:
Reconciliation of adjusted EBITDA for gas distribution to
EBITDA

30

Year Ended

9

/3

0

/2005

Six Months

Ended

3/3

1

/2006

Six Months

Ended

3/3

1

/2005

LTM

3/3

1

/06

Gas Distribution Operating Income

$       129.0

$                  2.0

$              126.9

$              4.1

     Other Income and Expense

              5.0

                     2.0

                     1.6

                 5.4

     D&A

            61.9

                   30.4

                   34.1

               58.2

EBITDA

$       195.9

$               34.4

$              162.6

$

     67.7

Adjustments

     Settlement Charge

$           2.2

$             107.3

$

—

$         109.5

Adjusted EBITDA

$       198.1

$             141.7

$              162.6

$         177.2

Additional Information

This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction

WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made

2

except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

3